NO ACT

KC
1-11-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010760

March 12, 2010

Gregory K. Palm
Executive Vice President
and General Counsel
The Goldman Sachs Group, Inc.
One New York Plaza
New York, NY 10004

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-12-10

Re: The Goldman Sachs Group, Inc.
Incoming letter dated January 11, 2010

Dear Mr. Palm:

This is in response to your letter dated January 11, 2010 concerning the shareholder proposal submitted to Goldman Sachs by the SEIU Master Trust. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerelv.

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Stephen Abrecht
Executive Director of Benefit Funds
SEIU Master Trust
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202

March 12, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Goldman Sachs Group, Inc.
Incoming letter dated January 11, 2010

The proposal urges the board to adopt a policy that the amount available for payment of compensation and benefits to employees in a particular year shall not be determined as a percentage of firm revenues.

There appears to be some basis for your view that Goldman Sachs may exclude the proposal under rule 14a-8(i)(7). We note that the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors. Proposals that concern general employee compensation matters are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Goldman Sachs omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Goldman Sachs relies.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.


SEIU
Stronger Together

John Rogers
DEC 04 2009
Received

December 3, 2009

John F. W. Rogers
Secretary to the Board
The Goldman Sachs Group, Inc.
85 Broad Street, 30th Floor
New York, NY 10004

And by Facsimile: 212-902-9336

Dear Mr. Rogers:

On behalf of the SEIU Master Trust ("the Trust"), I write to give notice that, pursuant to the 2009 proxy statement of The Goldman Sachs Group, Inc. (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2010 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Trust has owned the requisite number of Goldman Sachs shares for the requisite time period. The Trust intends to hold these shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. Proof of share ownership is being sent to you under separate cover, shortly after this mailing. Please contact me at (202)730-7051 if you have any questions.

Sincerely,

Stephen Abrecht
Executive Director of Benefit Funds

SA:bh

cc: Vonda Brunsting

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202
202.730.7500
800.458.1010
www.SEIU.org

2908.440rwa 9.05



RESOLVED that shareholders of The Goldman Sachs Group, Inc. ("Goldman") urge the board of directors to adopt a policy that the amount available for payment of compensation and benefits to employees in a particular year shall not be determined as a percentage of firm revenues.

SUPPORTING STATEMENT

Public outrage erupted in the fall of 2009, when Goldman announced its third quarter financial results, including $5.4 billion set aside for employee compensation and benefits. That amount brought the total accrued for the first nine months of 2009 to $16.7 billion. Forecasts indicated that 2009 bonuses would match the record bonuses paid in 2007. (See, e.g., "Goldman Set to Match Record Bonus Pool," FT.com, Oct. 15, 2009)

Goldman typically sets aside a percentage of revenues—generally just under half, though the figure in the third quarter of 2009 was 43%--for employee compensation and benefits. Although a portion of this money goes to pay taxes and benefits such as health insurance, the vast majority is used for incentive compensation.

In our view, this practice is not in shareholders' best interests for three reasons. First, it incentivizes the generation of revenues regardless of the costs and risks associated with doing so. We are concerned that such incentives led financial firms to take on too much risk in past years. Our concern is reinforced by the fact that a large proportion of Goldman's revenues—approximately 81%--in the third quarter of 2009 derive from trading and principal investments, rather than investment banking or asset management.

Second, establishing a bonus pool using this methodology can result in overpaying employees. In our view, compensation policies should aim to pay enough to reward employees for their contributions, but not pay more than is necessary to retain valuable employees' services. Allocating a relatively fixed proportion of revenue to compensation, regardless of how much revenue is reported, violates that principle.

Finally, we think Goldman risks harming its reputation and incurring the wrath of Congress and regulators if it pays large bonuses so soon after being bailed out by the federal government. Goldman received (and has repaid) $10 billion in TARP funds. More importantly, Goldman received $13 billion from bailed-out insurer AIG, funds that were provided by the government's investment. Goldman was also permitted to become a bank holding company, with access to the Federal Reserve's discount window.

There is strong sentiment among the American public that Goldman survived only because of the government's interventions, and that any subsequent success should not be attributed solely to its employees' skill. Accordingly, it is seen as unfair for Goldman to be paying out record bonuses while ordinary Americans continue to struggle. Insensitivity to this perception risks provoking a regulatory backlash, we believe. Changing the methodology for determining the bonus pool would help counter the impression that Goldman's employees are benefiting unfairly from help provided by the U.S. taxpayer.

We urge shareholders to vote for this proposal.


SEIU
Stronger Together

John Rogers
DEC 09 2009
Received

December 8, 2009

John F. W. Rogers
Secretary to the Board
The Goldman Sachs Group, Inc.
85 Broad Street, 30th Floor
New York, NY 10004

And by Facsimile: 212-902-9336

Dear Mr. Rogers:

In compliance with Rule 14a-8(b)(2), enclosed please find a "Proof of Ownership" letter from Amalgamated Bank dated December 3, 2009, for holdings on behalf of the SEIU Master Trust.

If you have any questions or need any additional information you can contact me at 202-730-7051.

Sincerely,

Stephen Abrecht
Executive Director of Benefit Funds

SA:bh
Enclosure

cc: Vonda Brunsting

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202
202.730.7500
800.458.1010
www.SEIU.org

2908.440ru 9.05





December 3, 2009

Mr. Steve Abrecht
Executive Director of Benefit Funds
SEIU Master Trust
11 Du Pont Circle
9th Floor
Washington, DC 20036

Re: Goldman Sachs Group Inc, Cusip 387141G104

Dear Mr. Abrecht,

Amalgamated Bank is the record owner of 2,310 shares of common stock of Goldman Sachs Group Inc, beneficially owned by SEIU Master Trust. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant account ***FISMA & OMB Memorandum M-07-16*** SEIU Master Trust had held the Shares continuously for at least one year on 12/03/2009 and continues to hold the Shares as of the date set forth above

If you have any questions or need anything further, please do not hesitate to call me at (212) 895-4909.

Very truly yours,

Niall J. Kenny
First Vice President
Amalgamated Bank

CC. Vonda Brunsting

NJK/nk

America's Labor Bank

275 SEVENTH AVENUE | NEW YORK, NY 10001 | 212-255-6200 | www.amalgamatedbank.com

The Goldman Sachs Group, Inc. | One New York Plaza | New York, New York 10004
Tel: 212-902-4762 | Fax: 212-482-3966

Gregory K. Palm
Executive Vice President
and General Counsel

Goldman Sachs

January 11, 2010

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc. – Request to Omit Shareholder Proposal of SEIU Master Trust

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Goldman Sachs Group, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2010 Annual Meeting of Shareholders (together, the "2010 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from the SEIU Master Trust. The full text of the Proposal is attached as Exhibit A.

The Company believes it may properly omit the Proposal from the 2010 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2010 Proxy Materials.

This letter, including Exhibits A and B, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the shareholder proponent as notification of the Company's intention to omit the Proposal from the 2010 Proxy Materials.

I. **The Proposal**

The resolution included in the Proposal reads as follows:

"RESOLVED that shareholders of The Goldman Sachs Group, Inc. ("Goldman") urge the board of directors to adopt a policy that the amount available for payment of compensation and benefits to employees in a particular year shall not be determined as a percentage of firm revenues."

The supporting statement included in the Proposal is set forth in Exhibit A.

II. **Reasons for Omission**

We believe that the Proposal may properly be excluded from the 2010 Proxy Materials pursuant to (i) Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations (compensation of employees generally) and (ii) Rule 14a-8(i)(3) because the Proposal contains materially false or misleading statements.

A. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations (compensation of employees generally).

The Proposal is properly excludable pursuant to Rule 14a-8(i)(7) because the Proposal pertains to matters of the Company's ordinary business operations, namely general employee compensation matters. Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 40018, Amendments to Rules on Shareholder Proposals,* [1998 Transfer Binder] *Fed. Sec. L. Rep. (CCH) ¶ 86,018, at 80,539* (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first is that certain tasks are, "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

Consistent with the Commission's approach, the Staff has permitted the exclusion of shareholder proposals under Rule 14a-8(i)(7) if they concern "general employee compensation issues." *Staff Legal Bulletin No. 14A* (Jul. 12, 2002) ("SLB 14A"). In SLB 14A, the Staff stated, "[s]ince 1992, we have applied a bright-line analysis to proposals concerning equity or cash compensation. . . . We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on Rule 14a-8(i)(7)." The Staff goes on to distinguish proposals that relate to general employee compensation matters from those "that concern only senior executive and director compensation," which may not be excluded under Rule 14a-7(i)(7).

The Proposal, by focusing on the Company's overall ratio of compensation and benefits to revenues, is clearly addressing broadly the Company's entire system of compensation and benefits on a firm-wide basis. The Company's compensation and benefits expense includes salaries, benefits, year-end discretionary compensation, amortization of prior equity awards, and other items such as payroll taxes and severance costs. There is not a single reference in the Proposal to senior executive compensation. Instead, there are numerous references to ordinary business matters, including the percentage of the Company's revenues that are derived from various businesses, the danger of "overpaying employees" and the Company's third quarter accrual of firm-wide compensation.

The Staff consistently has concurred in the exclusion of proposals that seek to regulate compensation practices with respect to the general workforce because they encroach upon a company's "ordinary business operations." *See, e.g., Prudential Bancorp, Inc.* (Nov. 12, 2009) (permitting the exclusion under Rule 14a-8(i)(7) of a proposal to prohibit the award of bonuses to any employee in certain circumstances); *3M Co.* (Mar. 6, 2008) (permitting the exclusion under Rule 14a-8(i)(7) of a proposal regarding the variable compensation of high-level 3M Company employees); *Alliant Energy Corp.* (Feb. 4, 2004) (permitting the exclusion under Rule 14a-8(i)(7) of a proposal determining the compensation of "all levels of vice president," and "all levels of top management"). The Proposal, like the proposals in the precedents cited above, concerns general compensation matters because it addresses the determination of compensation and benefits to all employees, not just to senior executive officers.

As noted above, the 1998 Release noted that exclusion under Rule 14a-8(i)(7) may be appropriate where the proposal involves intricate detail or methods for implementing complex policies. Compensation practices are among the most critical elements of our Company's business, and the determinations that are made with respect to compensation matters are among the most complex that our Board and our management are called upon to make. The Company must make decisions across all of the Company's businesses in a large number of jurisdictions as to the type of benefits to provide to employees, the level of salaries and any discretionary compensation and the form of compensation (*e.g.*, cash vs. equity, type of and terms of equity awards), and must take into account an array of complex factors, such as the status of the labor markets, our business mix, tax and accounting implications, local regulations and market trends. The Company believes that this Proposal is precisely the sort of proposal that the Commission was referring to in the 1998 Release when it referred to matters about which shareholders as a group would not be in a position to make an informed judgment.

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Company omits the Proposal from the 2010 Proxy Materials.

B. The Proposal may be excluded under Rule 14a-8(i)(3) because it contains materially false or misleading statements.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." As the Staff explained in *Staff Legal Bulletin No. 14B* (Sep. 15, 2004), Rule 14a-8(i)(3) permits the exclusion of all or part of a shareholder proposal or the supporting statement if, among other things, the company demonstrates objectively that a factual statement is materially false or misleading. The Company believes that the Proposal is false and misleading in several material respects.

The Staff has allowed exclusion of an entire proposal that contains false and misleading statements. *See, e.g., State Street Corp.* (Mar. 1, 2005). In *State Street*, the proponent's proposal purported to request shareholder action under Section 50A of Mass. Gen. Laws ch. 156B, which had been recodified at Section 8.06 of Mass. Gen. Laws. Ch. 156D. Because the proposal by its terms invoked a statute that was not applicable to State Street, the Staff concurred that exclusion was permitted under Rule 14a-8(i)(3) because the submission was based upon a false premise that made it materially misleading to shareholders. *See also Allstate Corp.* (Feb 16, 2009) (permitting exclusion under Rule 14a-8(i)(3) of a proposal that misstated the director independence standard of the Council of Institutional Investors; *AT&T Inc.* (Feb. 2, 2009) (same); *General Electric Co.* (Jan. 6, 2009) (permitting exclusion under Rule 14a-8(i)(3) of a proposal that inaccurately described the company's director election voting standard).

As in the letters cited above, the Proposal is based on the false premise that the Company simply sets compensation as a percentage of revenues without consideration of other factors. While the Company discloses compensation and benefits expense as a percentage of revenues, this ratio is simply one metric used in the Company's robust process of determining the appropriate form and level of compensation. The level of net revenues is an important factor in determining total compensation, since the Company believes that employee compensation should reflect the performance of the firm as a whole. However, as the Company describes in detail in its compensation principles (available on its website at http://www.gs.com/shareholders and attached hereto as Exhibit B), the Company's compensation framework is grounded in multiple objectives that guide its compensation process. As the above clearly demonstrates, the Company does not have a formulaic compensation system as the Proposal assumes to be the case. By urging that the total employee compensation expense "not be determined as a percentage of firm revenues," the Proposal provides a fundamentally and objectively false and misleading description of the Company's compensation practices. The Proposal is based on a false premise and, as submitted, is materially misleading to the shareholders.

Based on the foregoing, we respectfully request that the Staff confirm it will not recommend enforcement action if the Company omits the Proposal from the 2010 Proxy Materials.

Should you have any questions or if you would like any additional information regarding the foregoing, please contact Beverly L. O'Toole (212-357-1584) or the undersigned (212-902-4762). Thank you for your attention to this matter.

Very truly yours,



Gregory K. Palm

Attachment

cc: Stephen Abrecht, Executive Director of Benefit Funds, SEIU Master Trust (w/attachment)

Exhibit A

Text of Proposal and Supporting Statement

RESOLVED that shareholders of The Goldman Sachs Group, Inc. ("Goldman") urge the board of directors to adopt a policy that the amount available for payment of compensation and benefits to employees in a particular year shall not be determined as a percentage of firm revenues.

SUPPORTING STATEMENT

Public outrage erupted in the fall of 2009, when Goldman announced its third quarter financial results, including $5.4 billion set aside for employee compensation and benefits. That amount brought the total accrued for the first nine months of 2009 to $16.7 billion. Forecasts indicated that 2009 bonuses would match the record bonuses paid in 2007. (See, e.g., "Goldman Set to Match Record Bonus Pool," FT.com, Oct. 15, 2009)

Goldman typically sets aside a percentage of revenues — generally just under half, though the figure in the third quarter of 2009 was 43% — for employee compensation and benefits. Although a portion of this money goes to pay taxes and benefits such as health insurance, the vast majority is used for incentive compensation.

In our view, this practice is not in shareholders' best interests for three reasons. First, it incentivizes the generation of revenues regardless of the costs and risks associated with doing so. We are concerned that such incentives led financial firms to take on too much risk in past years. Our concern is reinforced by the fact that a large proportion of Goldman's revenues — approximately 81% — in the third quarter of 2009 derive from trading and principal investments, rather than investment banking or asset management.

Second, establishing a bonus pool using this methodology can result in overpaying employees. In our view, compensation policies should aim to pay enough to reward employees for their contributions, but not pay more than is necessary to retain valuable employees' services. Allocating a relatively fixed proportion of revenue to compensation, regardless of how much revenue is reported, violates that principle.

Finally, we think Goldman risks harming its reputation and incurring the wrath of Congress and regulators if it pays large bonuses so soon after being bailed out by the federal government. Goldman received (and has repaid) $10 billion in TARP funds. More importantly, Goldman received $13 billion from bailed-out insurer AIG, funds that were provided by the government's investment. Goldman was also permitted to become a bank holding company, with access to the Federal Reserve's discount window.

There is strong sentiment among the American public that Goldman survived only because of the government's interventions, and that any subsequent success should not be attributed solely to its employees' skill. Accordingly, it is seen as unfair for Goldman to be paying out record bonuses while ordinary Americans continue to struggle. Insensitivity to this perception risks provoking a regulatory backlash, we believe. Changing the methodology for determining the bonus pool would help counter the impression that Goldman's employees are benefiting unfairly from help provided by the U.S. taxpayer.

We urge shareholders to vote for this proposal.

Exhibit B

Goldman Sachs' Compensation Principles

We recognize that every financial institution is different, shaped by its activities, size, history and culture. It would be unrealistic to construct a specific model of compensation that is effective and appropriate for all financial institutions.

But, that does not diminish the need for firms to set forth a set of practical principles and defined standards focused on compensation. An enhanced framework for compensation establishes a direct relationship between the longer-term evaluation of performance and an appropriately matched incentive structure. We believe strongly that, for Goldman Sachs, such an outcome aligns the long-term interests of our shareholders with those of our people, while advancing our ethos of partnership.

Effective compensation practices should:

(1) Encourage a real sense of teamwork and communication, binding individual short-term interests to the institution's long-term interests;

(2) Evaluate performance on a multi-year basis;

(3) Discourage excessive or concentrated risk taking;

(4) Allow an institution to attract and retain proven talent; and

(5) Align aggregate compensation for the firm with performance over the cycle.

Encourage a Firmwide Orientation and Culture

- Compensation should reflect the performance of the firm as a whole
- Employees should think and act like long-term shareholders. Being significantly invested in our stock over time, as part of an individual's compensation, advances our partnership culture of stewardship for the firm
- An individual's performance evaluation should include annual narrative feedback from superiors, subordinates and peers, including peers from outside of an individual's business unit and division
    - Assessment areas should include productivity, teamwork, citizenship, communication and compliance
- To avoid misaligning compensation and performance, guaranteed employment contracts should e used only in exceptional circumstances (for example, for new hires) and multiyear guarantees should be avoided entirely

Evaluate Performance Over Time

- Compensation should include an annual salary (or commissions) plus, as appropriate, discretionary compensation awarded at the end of the year
- The percentage of compensation awarded in cash should decrease as an employee's total compensation increases in order for long-term performance to remain the overriding aspiration to realizing full compensation
    - Cash compensation in a single year should not be so much as to overwhelm the value ascribed to longer term stock incentives that can only be realized through longer term responsible behavior
- Equity awards should be subject to vesting and other restrictions over an extended period of time
    - These would allow for forfeiture or "clawback" effect in the event that conduct or judgment results in a restatement of the firm's financial statements or other significant harm to the firm's business
    - A clawback should also exist for cause, including any individual misconduct that results in legal or reputational harm
- Equity delivery schedules should continue to apply after an individual has left the firm

Discourage Excessive or Concentrated Risk Taking

- No one in a risk taking role should get compensated with reference to only his or her own P&L
    - Contracts or evaluations should not be based on the percentage of revenues generated by a specific individual
- As part of an individual's annual performance review, the different risk profile of businesses must be taken into account. Factors like liquidity risk, cost of capital, reputation risk, the time horizon of risks and other relevant factors should be considered
- An outsized gain, just like an outsized loss, should be evaluated in the context of the cumulative record of that individual's risk judgments
    - The degree to which revenues are high quality and recurring should be considered
    - Significant discretionary compensation for a particular year should not be awarded for expected future-year revenue

- All individuals, but particularly those working in legal, compliance, operations, technology and other non-revenue and critical parts of the firm, should be evaluated on their ability to protect and enhance the firm's reputation or contribute to its efficiency and overall well-being

- Risk managers should have equal stature with counterparts in business units and compensation should establish and/or maintain that stature

- Revenue producers should not determine compensation for risk managers

Attract and Retain Talent

- Attracting and retaining talent is fundamental to our long-term success as a firm. Compensation, when structured appropriately, is one means to reinforcing the firm's culture and mores

- Compensation should reward an individual's ability to identify and create value, enhance the firm's culture of compliance and its reputation and build and nurture a dedicated client base

- The recognition of individual performance must be constrained within the overall limits of the firm and not be out of line with the competitive market for the relevant talent and performance

- There should be no special or unique severance agreements

Directly Align Firmwide Compensation with Firmwide Performance

- Firmwide compensation should directly relate to firmwide performance over the cycle

  - Junior people may experience less volatility in compensation. Senior and more highly paid people may experience more variability in their compensation based on year-to-year changes in the firm's results

- Overall compensation should not automatically be the same ratio of revenues year in and year out or an overly flexible formula that produces outsized compensation to real long-term performance

- Any compensation decisions should be overlaid with a management culture that continually invests in and is guided by strong risk management, judgment and controls

- In addition to performance, a wide range of risk factors, in conjunction with underlying industry and market dynamics of individual businesses, should be weighed carefully by executive and divisional management when allocating aggregate discretionary compensation amounts to divisions and business units

- To more effectively compare and contrast individual performance as well as the results across different businesses, compensation should be reviewed by a specific compensation committee within each division of the firm as well as the firmwide compensation committee